

Mail Stop 3720

February 23, 2009

Via: US Mail and Fax

Mr. Mark Bradley, Chief Executive Officer
Players Network
4260 Polaris Avenue
Las Vegas, NV 89103

> **Re: Players Network**
> **Item 4.01 of Form 8-K**
> **Filed on February 20, 2009**
> **File No. 0-29363**

Dear Mr. Bradley:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so that we may better understand your disclosure. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

     Please amend your filing to include the disclosures under Item 4.01 of the Form 8-K to include the information required by paragraphs (A) through (D) of Item 304 (a) (1) (v) of Regulation S-K.

Please amend your Form 8-K to include the required letter from your former auditor to furnish a letter addressed to Commission stating whether it agrees with the statements made by the Company in response to the Item 304(a) of Regulation S-K and if not, stating the respect in which it does not agree. Please refer to Item 303(a) (3) of Regulation S-K. The former accountant's letter included in the Exhibit 16.1 of the Form 8-K filed does not meet the requirements of Item 303(a) (3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or me, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the Form 8-K.

Sincerely,

Terry French
Accountant Branch Chief